

TWO LANDS FILM SLATE

Slate that has top talent attached: Director of Jobs w/Ashton Kutcher, Netflix Actors

twolandsfilms.com   Los Angeles, CA   Entertainment   Film

Highlights

1 Invest in a slate of Four Projects Increasing Likelihood of Making ROI

2 First Film has Joshua Michael Stern(Jobs w/Ashton Kutcher, Swing State w/Kevin Costner) as Director

3 Two Scripts Already Optioned from Award Winning Writers

4 Andrea Londo of Narcos, Sony' Superfly, CBS's Matlock producing and starring.

5 Nat Wolff(Paper Towns, Netflix's Which Brings Me To You) attached for 'Silver'.

6 We have our own sales agent arm which means we won't need to pay a sales agent like most films.

7 First film "Silver" has backing of USA Gymnastics which will be supporting the film with promotion.

8 We have partial funding for 'Silver' and will be getting another 30% of budget from GA tax credits

Featured Investor

Maylen Martin

Invested $50,000 ⓘ

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"As an investor, I look for ventures that combine a bold creative vision with strong business fundamentals, and Two Lands embodies exactly that. Founded by industry insiders with a proven track record in talent management and film production, this company is not only creating powerful, culturally resonant stories but also structuring its business in a way that makes smart financial sense. Two Lands is bringing fresh, untold stories to the screen. Their strategy of blending indie filmmaking sensibilities with commercial viability sets them apart in an evolving industry where authentic, diverse storytelling is in high demand. More importantly, I believe in the team. Greg Bekkers and Andrea Londo bring a rare combination of creative passion and business acumen. Their ability to develop and package compelling projects, secure strong industry partnerships, and leverage innovative funding models like this one on Wefunder is what gives me confidence in their ability to execute. Two Lands isn't just making films; they're building a brand that can scale. That's why I invested, and I encourage others to do the same."

Our Team



Greg Bekkers Co-Founder

Talent manager for 10 years working with series regular actors Netflix, Apple TV, and different networks. Produced a film last year with Michael Madsen. Has worked as a film sales agent and producer's rep as well, getting minimum guarantees in multiple territories.



Andrea Londo Co-Founder

Narcos, Sony's Superfly, Hulu's The Free Fall, CBS Matlock

Invest in Two Lands Film Slate of Four Projects


TWO LANDS
INVEST
IN STORIES
SLATE OF THREE FILMS AND ONE INDIE TV SERIES
FOUNDERS
Greg Bekkers (CEO)
Andrea Londo(Head of Development)

" OUR MISSION

What I learned living all over the world is that film has the power to connect people regardless of their cultural differences. We want to create original stories focused on our humanity. We see our movies impacting people all over the world with stories that cross all political, cultural, and racial boundaries. Connecting people and showing that we're more similar than we are different. We want to do this through prioritizing fans that are essential to our success, creative freedom for our artists to create unique films, and prioritizing digital and guerilla marketing to promote our movies.



OUR UNIQUE APPROACH

Combining international talent and Hollywood talent to deliver films that stand out creatively and commercially. We offer:

- **Creative Freedom:** Greater creative control, resulting in original content.
- **Expert Leadership:** Led by an entrepreneur with expertise in bootstrapping and marketing for indie success. As well as a combined 20 years of experience in the entertainment industry.
- **Risk Diversification:** Investing in a development slate spreads risk across multiple films, akin to venture capital practices.
- **Shared Ownership:** Cast and crew receive ownership percentages, aligning interests and minimizing initial wages.
- **Budget Management:** Focusing on indie budget films ($500k to $5 million) increasing the likelihood of returns.



OUR UNIQUE APPROACH

OUR UNIQUE APPROACH

- **International Co-Productions:** Since I am a dual citizen, a citizen of both the U.S. and Belgium, I have access to grants in Europe. We also have contacts in countries with grants that range from $200k-$700k. These grants don't have to be repaid.
  - Example: right now we have applied to a grant in Macedonia that gives a maximum of $700k that is allowed to be used in pre-production, production, and/or post-production.
- **Direct contact with distributors:** Unlike most films we have direct access to distributors as I've worked and sold films for the last few years. This means that we are not giving 15-30% of our revenue to a sales agent. Most filmmakers have both a sales agent and distributor giving away half their revenue. Since we're not using a sales agent we will have more revenue coming in.



INVESTMENT OPPORTUNITY

HOW YOUR INVESTMENT WORKS:

Funds are used for script development, production, post-production, and marketing. You share in the profits from all projects, not just one.

TWO REVENUE STREAMS FOR INVESTORS:

Investors get their initial investment plus 20%
50/50 Net Profit Split: Investors receive 50% of all net profits.
Producer Fee Share: Investors also receive 20% of Two Land's producer fees earned from these projects.
Example: The amount of the producer's fee varies but is generally in the range of 2.5% to 5% of a total production budget. If the production budget of "Film 1" is $5,000,000, Two Lands's producing fee might be $150,000 [3% of $5M], of which investors would get $30,000 [20% of $150k]. This is the guaranteed amount that goes back to investors after principal photography.

Investors investment will be split evenly into all four projects and will own percentage of the film based on the budget. For example: If you invest $100k, $25k will be invested into each project. If one movie has a budget of $1 million then you will have 2.5%.

Net profits will be 50/50 in perpetuity.

FINANCIAL WATERFALL

3rd party expenses, fees, distributor fees, and residuals

Production debt and deferrals (including senior debt and deferred fees)

Equity investors receive 120% of investment

Talent box office bonuses

Remaining "Net Profits" split 50/50 between investors and production team (producers, talent, crew)

THE SLATE

Four Stories. One Vision.







LOGLINE:

The first Mexican American gymnast to make the Olympic team falls just short of gold by the smallest of mistakes. Four years later, still haunted by the loss and battling her inner demons, she takes on the challenge of coaching a volatile young gymnast with Olympic potential.

Blacklist Review:

"...an incisive and hilarious coming of age story...able to build a complex psychological portrait of toxic ambition...a heartbreaking dramedy...a unique hook...a compelling and layered protagonist....a fascinating character to build a film around"

ANDREA LONDO

AS SIENNA MASTERSON

A former Olympic trampolinist, Sienna embodies both physical strength and emotional fragility. Her athletic build and intense gaze hint at her past glories, while her practical wardrobe reflects her current, more subdued life. Sienna is a fiercely determined woman, struggling to redefine herself after her athletic career ended abruptly. She battles with bulimia and the emotional scars of her competitive past, masking her vulnerabilities with a tough exterior. Her journey in "Silver" is one of self-discovery and healing, as she learns to embrace a new identity and purpose.

PROMINENT ROLES

Maria Salazar in Narcos (2017), Cynthia Rivera in Superfly (2018), and CBS's Matlock (2024-2025)





NAT WOLFF AS

JESSE O'DOYLE:

Jesse is Sienna's long-term boyfriend, a grounded and loyal attorney in his mid-30s who values stability and integrity. His calm demeanor contrasts with Sienna's emotional intensity, often making him the steadying force in her tumultuous life. Jesse genuinely loves Sienna, but he struggles to fully understand the depth of her internal battle with coming second in her Olympic career.

Nat Wolff attached

PROMINENT ROLES: Paper Towns, Netflix's Which Brings Me To You

JOSHUA MICHAEL STERN

DIRECTOR OF "SILVER"

NOTABLE WORKS:

- **Jobs (2013)** - Biographical drama film about Steve Jobs





- **Jobs (2013)** — Biographical drama film about Steve Jobs, starring Ashton Kutcher.
- **Swing State (2016)** - Political dramedy starring Kevin Costner.
- **Neverwas (2005)** - A film he wrote and directed, starring Sir Ian McKellen, Aaron Eckhart, and Jessica Lange.
- **Graves (2016-2017)** - Showrunner and director, starring Nick Nolte (won a Golden Globe).
- **Why Women Kill (2019-2020)** - Co-showrunner, created by Marc Cherry.

DIRECTOR'S STATEMENT



I am incredibly excited to direct Silver, a film I envision as an immersive experience that intimately follows the journey of our lead, Sienna—a Mexican-American former medalist gymnast—as she trains her reluctant teenage protégé. There is just something about Olympic athletes that captures our imagination—what it takes to train, compete, and what to do with one's life afterward when it is all over. I see it as an intimate epic —a dramedy with the drive and high stakes of a sports film, exploring themes of redemption, failure, and the powerful connection between a mentor and her student. I instantly thought of Whiplash, as well as other indies that crossed over into the mainstream, like Juno and Little Miss Sunshine. As with all great movies, Silver will capture the essence of the human experience—its messiness, humor, and heartfelt moments. Visually, I am aiming for a vibrant, dynamic style. I want the camera to mirror the rhythm of the gymnastic routines—fast, erratic, and electric during moments of tension, yet lingering on the quiet, intimate beats of our characters' self-doubt and vulnerability.

Wide lenses will capture both the beauty and intensity of gymnastics, as well as reflect the emotional arcs of the unfolding drama and comedy. I want the camera to dwell with them in those awkward silences and celebrate the small, human moments that will draw the viewer in. Visual composition will serve to blend comedy with moments of heartache, prompting viewers to reflect on their own experiences and relationships. As it is with all my work, music is imperative in Silver. In crafting the auditory landscape of this film, music serves as more than just a backdrop; it becomes an integral part of the narrative, shaping the emotional tone and enriching the characters' journeys. Needle drops allow us to infuse scenes with a sense of nostalgia, whimsy, and poignancy. The songs will come to brand the film, the soundtrack a defining moment. Like all great films that break through and capture the audience's imagination, Silver is a story of resilience, inviting viewers to root for the characters as they navigate their struggles and find purpose in unexpected places.

We also have Jay Burnley's Slated(www.slated.com) attached as executive producers for 'Silver'. They have made films with Samuel L. Jackson, Uma Thurman, and many more. They were also involved with Oscar nominated The Sound of Metal and Peanut Butter Falcon.

Our script scored a high 76 on their website which is one of the top scripts there and a financial score of 86. They project a base projection of theatrical revenue of $3.5 million based on their analysis.

 Slated Analytics Financial Analysis
Silver

Last updated March 12, 2025
Financial Score   86

Revenue Projections
by Slated Analytics

The base case projection for this project is **$3.5M worldwide theatrical revenue**, and **$2.1M worldwide non-theatrical revenue**. The low case is $1.1M worldwide theatrical, and $912K worldwide non-theatrical. The high case is $5.9M worldwide theatrical, and $3.3M worldwide non-

Projected
WORLDWIDE THEATRICAL

Likelihood

Base

Low   High

0   1.1M   2.1M   3.5M   4.9M   5.9M   7.7M

($) millions

■ North America   1.8M
■ International   1.7M



Projected
WORLDWIDE NON-THEATRICAL

Likelihood

Base

Low   High

0   0.9M   1.4M   2.1M   2.8M   3.3M   4.2M

($) millions

■ North America   1.4M
■ International   691K



FILM 2:
BY THE TOE

Horror thriller written by JP LeRoux, who won the number 1 script festival in the U.S.- The Austin Film Festival. We already have a location in a Los Angeles mansion that we are allowed to shoot 10 days in for free. This saves us a large amount of money



LOGLINE

An affluent couple in a loveless marriage hires a timid housekeeper to take care of their dirty laundry. But when she uncovers the horrible secret behind their wealth, they will be confronted with the bloody secret that she's keeping from them.



TONE:
THE MENU

MEETS

READY OR NOT

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<u>**Film 3 we will be taking fan input.**</u>

This means that we'll have three to choose from and we will have our investors and fans vote for which of the three they are most interested in.

One will be selected.

Investors can pitch one film idea for the slate: We will review the

submissions and select 7 finalists, who will be invited to pitch us live. We will then select three winners and put it in our top 3 choices.

From there we will have an investor vote and the winning film will be the one produced.

The winner will also be a co-creator entitled to an individual credit on the picture.

We want our fans to have a say as that's why we make films. To move audiences and to create an experience for the viewer.



4: INDIE TV SERIES
WILDCARD
SPORTS DRAMA
6 x 21-minute episodes match the total runtime of a film, allowing for a budget-friendly production.
Ideal length for networks with commercials (21-minute slots) and minimum episode requirements (6 episodes).
Licensing and Re-licensing: Successful shows can be sold to different countries, generating ongoing income.

Concept trailer:



Love/All - Trailer Tennis Short Film w/Andrea Lon...
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OFFICIAL SELECTION
Pasadena International Film Festival (PIFF)
2025
SFAAF
South Cinematographic Academy Film & Arts


Best Drama
Short Film
Watch on YouTube

We currently also have **attached**:

Jeremy Gimenez - Tyler Sheridan's The Madison, Hulu's Grimcutty, 9-1-1, CBS's So Help Me Todd, Netflix's The Upshaws, and more. He is a **former professional tennis player** that used to train with Andy Roddick.

Brad Benedict - Series regular on The Oval, Netflix's Jazzman's Blues, and has been on various shows including NCIS, 9-1-1, Why Women Kill. He's also a former **D1 Tennis player at UGA** that played on the same team as John Isner.

Authenticity - It is very important to us that this show has actual high level tennis players so the tennis looks realistic. This is not something that's been done before. We've done this with two high level tennis players that are also experienced talented actors.


THE RISE OF INDIE TV
Experts like Mark Duplass predict a boom in indie television:
https://www.indiewire.com/video/mark-duplass-indie-tv-production-slowdown-1235050489/
• The big advantage of TV is that it can be licensed and relicensed to different countries. If it has success on a streamer it can then be relicense to international territories. This means it can be a continuing stream of income.
• This has recently been done with "Penelope" that's now on Netflix. This is an indie series Duplass self financed on a small budget.

Read famed filmmaker's,Mark Duplass, article on the rise of indie film:

https://www.indiewire.com/video/mark-duplass-indie-tv-production-slowdown-1235050489/


THE FINANCIAL MODEL
"SIMPLE, TRANSPARENT, AND REWARDING"
BOX OFFICE
Box Office Returns:
From theatrical and streaming releases.
Licensing And Distribution Deals:
Global distribution rights sold platforms and studios.
Long-Term Royalties:
Evergreen income from successful films and TV series.
WHY A SLATE MODEL?
Diversifies risk by spreading investment across multiple projects. Increases chances of breakout success and profitability.
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Scripts also available to read, please reach out to greg@twolandsfilms.com

Investor perks:

$100: Access to our Two Lands Community where we will share BTS as well as let members vote on things like the film poster, key art, and more.

$1,000: Submit your written film concept to us. Your name included in "Thank You" portion of the end credits of each film. + Previous perks

$5,000: Be in one film as an extra* + previous perks

$10,000: Associate producer credit in all films + previous perks

$50,000: Co-producer credit in all films + previous perks

$100,000: Executive producer credit in all films + previous perks

$250,000: 4 tickets to all 4 projects red carpet premiere, and two executive producer credits(company or individual names)+previous perks